

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 12, 2010

Mr. Nicholas R. Schacht
Chief Executive Officer
Learning Tree International, Inc.
1805 Library Street
Reston, VA 20190

     RE: **Learning Tree International, Inc.**
            Form 10-K for the Fiscal Year Ended October 2, 2009
            Filed December 16, 2009
            File No. 000-27248

Dear Mr. Schacht:

     We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended October 2, 2009

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Executive Compensation, page 12

1.   We note your disclosure on page 12 that the Compensation Committee considers
        executive compensation at other companies. In future filings, identify all of the
        companies that you considered for purposes of benchmarking named executive
        officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Provide more
        details as to how your compensation committee considered the levels and elements of
        the benchmarked companies' compensation in determining the various levels and
        particular elements of your executive compensation.

2.   On page 13 of your definitive proxy statement, you disclose the types of company
        performance measures the committee used for determining performance-based annual
        incentive compensation, including revenue, gross profit and operating expenses. In
        future filings, please disclose the performance targets and threshold levels that must
        be reached for payment to each named executive officer. See Item 402(b)(2)(v) of
        Regulation S-K. If you believe such disclosure would result in competitive harm
        such that the information could be omitted under Instruction 4 to Item 402(b), please
        provide in your response letter a detailed explanation for such conclusion. To the
        extent that you have a sufficient basis to keep the information confidential, expand
        your discussion as to how difficult it would be for the executive or how likely it
        would be for the company to achieve the undisclosed performance target or threshold
        levels. See Instruction 4 to Item 402(b).

        Note that general statements regarding the level of difficulty or ease associated with
        achieving performance measures are not sufficient. In discussing how difficult it will
        be for an executive or how likely it will be for the company to achieve the target
        levels or other factors, you should provide as much detail as necessary without
        providing information that would result in competitive harm. For further guidance,
        please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure
        Interpretations, available on our website at
        www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

                                        *   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10
business days or tell us when you will provide us with a response. Please furnish a letter that
keys your responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3257 with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief